
02057279

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

1-14712


RECD S.E.C.
SEP 17 2002
086

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

9/1/02

For the month of September 2002

FRANCE TELECOM
(Translation of registrant's name into English)

6, place d'Alleray, 75505 Paris Cedex 15, France
(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F _X_ Form 40-F ___

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-___)

Enclosure: Analyst Slide Presentation dated September 13, 2002.


france telecom

Presentation to financial analysts

Half-year results 2002

September 13, 2002




france telecom



Michel Bon


france telecom



Profitable growth

Strong rise in operating free cash flow

Group operating income (historical figures)



Euros in millions	H1 2001	H1 2002	*% change*
Revenues	20,424	22,472	*+10.0%*
EBITDA	6,066	6,870	*+13.2%*
Operating income	2,714	3,182	*+17.3%*

Rise in operating margins

From operating income to recurring income before tax



Euros in millions

	H1 2001	H1 2002
Operating income	2,714	3,182
Net interest expense	-1,967	-1,754
Changed actuarial cost of early retirement plan	-114	-126
Exchange losses, net	-399	-87
Employee profit sharing	-71	-51
Equity in net income of affiliates	-292	-163
Recurring income before tax	-129	1,001

Recurring income rises sharply

Pro forma operating figures



Euros in millions

	H1 2001*	H1 2002	% change
Revenues	21,992	22,472	+2.2%
EBITDA	6,256	6,870	+9.8%
Operating income	2,767	3,182	+15.0%

(*) H1 2001 recalculated on the basis of H1 2002 consolidation scope

Intrinsic rise in profitability

Operating free cash flow



Fixed-line, voice and data services in France



Euros in millions
OFCF
Fixed-line in France
2,755
2,428
2,619
H1 2001
H2 2001
H1 2002

Stable operating free cash flow for fixed-line in France

Operating free cash flow



Other Group segments


Euros in millions
OFCF rest of Group
1,031
-569
-384
H1 2001
H2 2001
H1 2002

Positive operating free cash flow for rest of Group

Operating free cash flow



Sharp increase during first-half



Euros in millions
OFCF fixed-line, voice and data in France
OFCF rest of Group
OFCF Group
2,755
- 569
2,186
2,428
- 384
2,044
1,030
2,619
3,649
H1 2001
H2 2001
H1 2002

More than 3.5bn euros of operating free cash flow over 6 months, up 67% from 2001


france telecom



Sustainable growth

Leading indicators point in the right direction



Ongoing growth

Greater share of revenues earned in high-growth businesses

- New businesses
- Fixed-line telephony in France

1995


25%
75%

2000


64%
36%

June 2002


69%
31%

New businesses account for 69% of Group revenues

An expanding sector



Customers outside France*


In millions
12.0
32.9
50.3
H1 2000
H1 2001
H1 2002

Mobile phone customers*


17.5
39.0
47.7
H1 2000
H1 2001
H1 2002

* Historical figures - Group total

Further growth in customer base

Orange
Results exceed expectations





EBITDA
Euros in millions
Forecast at IPO
Actual
1,770
3,288
2,304
2000
2001
H1 2002

Increasingly profitable growth

Wireless multimedia off to a good start



"Orange Sans Limite" subscriber base

In thousands

- A customized offering
  - "Orange Sans Limite" for the majority of customers
  - Option for PDA/PC owners
- Appealing handsets
- Simplified rate structure
  - 6 euros per month: free, unlimited access to all multimedia services



47
81
100
June 02
July 02
Aug. 02

A promising start for Orange France

Wanadoo: sustained growth trend



- **Revenues:**
  - 852 million euros: +33% in H1 2002
- **Access:**
  - 7.8 million Internet customers*



Internet customers in millions
5
5.3
6.1
6.7
7.8*
June 01
Sept. 01
Dec. 01
March 02
June 02

* including Eresmas bought out in July 2002 and MyWeb bought out in June 2002

Number 2 ISP in Europe

Fixed-line in France stands its ground as anticipated



Local-call market share stabilized



Local
Long-distance (domestic and international)
Q1: -10.8 points
96.8%
86%
Q2: - 3.3 points
82.7%
64.6%
63.9%
63.8%
Dec. 01
March 02
June 02
Sept. 02

Market share recedes at a much slower pace in the second quarter

ADSL still expanding in France





In thousands
ADSL subscribers
113
183
267
430
587
730
03/31/01
06/30/01
09/30/01
12/31/01
03/31/02
06/30/02

Target of 1.3 million lines by end of 2002 maintained


france telecom



Productivity

Higher operating margins

Improved pro forma margins



EBITDA/revenues

28.4%
30.6%

H1 2001
H1 2002

EBIT/revenues

12.6%
14.2%

H1 2001
H1 2002

Higher operating margins

Improved Group productivity in France





200
180
160
140
120
100
80
60
100
198 Productivity
(Customers per employee)
168 Customers
85 Employees
1995
H1 2002

Productivity doubled since 1995

Orange
Results exceed expectations



OFCF
Euros in millions
Forecast at IPO
Actual
-1,591
-68
871
2000
2001
H1 2002

Operating free cash flow strongly positive as from H1 2002

Wanadoo
Sharp rise in operating margins




Euros in millions
EBITDA
CAPEX
OFCF
40
-54
-94
29
42
-14
H1 2001
H1 2002

Internet close to breakeven

TP SA



Key highlights

June 30, 2001 & June 30, 2002

PLN* in millions

Figures per IAS



8,495
8,803
3,439
3,625
1,127
1,884
Revenues
EBITDA
OFCF

(*) PLN : Zlotys

Real growth momentum



EQUANT
On track to deliver its synergies

- Significant reduction in direct costs, selling expenses and general and administrative expenses: $169m of savings realized, excluding depreciation, in the first half of 2002.
  - Network integration: $90m
  - Headcount savings: $61m
  - Site optimization: $16m
  - Other: $2m

Synergies target of $300 million in 2002





france telecom
MobilCom
France Telecom
and Orange abandon
existing UMTS strategy
in Germany

Why MobilCom?



4 German market attractive
(28% penetration at end 1999)

4 Opportunity to become a mobile-phone
operator through UMTS licenses

4 A company with several million mobile-phone
customers



What has changed?

4 A costly license, 6 players

4 Longer 3G timeframes make it difficult to launch a stand-alone 3G business

4 A partner who does not abide by our agreements and has even committed fraud

The upshot of our analysis



4 Marked deterioration in MobilCom wireless business

4 3G business plan unworkable

Industry consolidation impossible



4 Delay in UMTS technology

4 Continued rigidity of German Regulatory Authorities

- s No change likely in such a regulatory environment
- s Resale of frequencies still not possible

4 No chance of mergers in the foreseeable future

- s Practical difficulties in capitalizing on MobilCom's GSM subscriber base

A weak strategic asset in the current context

A necessary split-up



- Take-over makes no economic sense
- France Telecom to cease financial support
- Orange abandons existing UMTS strategy in Germany and does not see any viable alternative in the current environment

Financial consequences for France Telecom



- **France Telecom maintains its offer to assume bank credits and UMTS vendor loans (4.7bn and 1.1bn euros)**
  - Proposed issue of undated convertible bonds
    - Strike price: 47 euros
    - Coupon: 7%, suspended in the event that no dividends are paid

Undated convertibles accounted for as quasi-equity

Accounting consequences for France Telecom



- Undated convertible bonds redeemable only in shares and accounted for as quasi-equity
  - No increase in consolidated debt
- Provision of 7.3bn euros
  - 7bn-euro contingency provision
    - essentially to cover bank credits and vendor financing which should be assumed by FT
  - 0.3bn-euro provision for FT liabilities (shareholder loans)

A very limited impact on debt ratios

Other accounting consequences



4 **This provision of 7.3bn euros for MobilCom will result in:**

- s a postponement of the time when France Telecom will again pay tax
- s a redefinition of the basis on which deferred tax assets are calculated
- s an accounting provision for deferred tax assets, with no cash effect, of 1.8bn euros at June 30, 2002




france telecom
Analysis of results
Jean-Louis
Vinciguerra


france telecom

Business segment analysis

First-half 2002



Results by segment



Euros in millions	Orange	Wanadoo	Fixed-line, voice and data services in France	Fixed-line, voice and data services outside France	Consolidated Group figures
Revenues by segment	8,059	918	11,127	4,602	22,472
EBITDA	2,304	29	3,643	936	6,870
Operating income	1,245	- 4	1,976	65	3,182
CAPEX (*)	1,433	42	1,024	776	3,221
Operating free cash flow	871	- 14	2,619	161	3,649

(*) = excl. UMTS licenses

Operating free cash flow right on schedule

Orange



Surge in operating free cash flow



Euros in millions
Revenues
EBITDA
CAPEX
OFCF
7,082
1,433
201
+13.8%
8,059
+41%
1,433
+333%
871
June 2001
June 2002

Orange OFCF amounts to nearly a third of fixed-line OFCF in France

Wanadoo

Earnings targets met early





Euros in millions
Revenues
EBITDA
CAPEX
OFCF
689
-54
40
-94
+33.2%
918
29
+5%
42
-14
June 2001
June 2002

Internet close to breakeven



Fixed-line, voice and data services in France

Revenue decrease in line with forecasts

- Lower fixed-to-mobile and interconnection revenues
- 9% growth in business network services



Euros in millions
Revenues
EBITDA
CAPEX
OFCF
11,542
1,238
2,755
-3.6%
11,127
-8.8%
-17.3%
1,024
-4.9%
2,619
June 2001
June 2002

Fixed-line, voice and data services outside France



Positive operating FCF in H1

- TP SA fully consolidated since April
- Equant achieving anticipated synergies



Euros in millions
Revenues
EBITDA
CAPEX
OFCF
3,078
1,013
-533
+49.5%
4,602
+95%
-23.4%
776
161
June 2001
June 2002


france telecom

TP SA consolidated as of April 1, 2002

TP SA



- **Market leverage in fixed-line telephony**
  - 10.5 million lines
  - Market share in H1 2002: 91% of total subscribers, 85% of total traffic
  - Surging productivity
- **High-growth assets**
  - Wireless
    - Centertel's rapidly expanding market share: 30.7% in H1 2002, up from 24.7% in H1 2001
    - 3.6 million customers (+ 75% in one year)
    - ARPU stabilized
  - Internet
    - 1.4 million active subscribers

A company with tremendous potential

TP SA



Number of lines per employee



150
174
197
2000
2001
H1 2002

Revenue per employee



PLN in thousands*
Average annual growth rate: 21.1%
215
257
279
2000
2001
H1 2002

(*) PLN: zlotys

Steady improvement in productivity

TP SA



Wireless: rising market share



Centertel (As a %)
Customers in thousands
Contract
Prepaid
Analog (contract)
2500
2000
1500
1000
500
0
17.2%
22.1%
27.8%
30.7%
1999
2000
2001
H1 2002

TP SA



Impact of TP SA on Group accounts (fully consolidated from April 1, 2002)

Euros in millions

	H1 2002
Revenues	1,191
EBITDA	502
D & A	263
EBIT	239
CAPEX	234
Net debt	3,690

Equant



Equant highlights (*)

Euros in millions	H1 2001 pro forma	H1 2002
Revenues	1,733	1,643
EBITDA	- 11	78
D & A	298	278
EBIT	- 309	- 200
CAPEX	425	196

(*) company figures


france telecom



Consolidated accounts

First-half 2002

From revenues to operating income



Euros in millions

	H1 2001	H1 2002	% change
Revenues	20,424	22,472	+10.0%
COGs	8,405	9,133	+8.7%
S G & A	5,687	6,187	+8.8%
R & D	266	282	+6.1%
EBITDA	6,066	6,870	+13.2%
as a % of revenues	29.7%	30.6%	
D & A	3,251	3,595	+10.6%
Special items	101	93	-7.9%
Operating income	2,714	3,182	+17.3%
as a % of revenues	13.3%	14.2%	

Rising operating margin

From operating income to recurring income before tax



Euros in millions

	H1 2001	H1 2002
Operating income	**2,714**	**3,182**
Net interest expense	- 1,967	- 1,754
Changed actuarial cost of early retirement plan	- 114	- 126
Net exchange losses	- 399	- 87
Employee profit sharing	- 71	- 51
Equity in net income of affiliates	- 292	- 163
Recurring income before tax	**- 129**	**1,001**

Recurring income soars

From recurring income before tax to net income



Euros in millions

	H1 2001	H1 2002
Recurring income before tax	- 129	1,001
Other non-operating income/(expense), net	1,778	- 11,139
Income tax	1,439	- 496
Income before goodwill amortization & minority interest	3,088	- 10,634
Goodwill amortization	- 1,353	- 1,466
Minority interest	216	- 76
Net income	1,951	- 12,176

Significant MobilCom impact

Non-recurring items and goodwill



- Main goodwill amortization items
  - Orange pcs: 573 million euros
  - TP Group: 367 million euros
  - Equant/GO: 262 million euros
  - OCH (Switzerland): 64 million euros

- Main non-recurring items
  - 7.29bn-euro provision for MobilCom
  - 1.66bn-euro provision for NTL
  - 1.8bn-euro provision for write-back of deferred tax assets

Main non-operating items

Debt level in H1 2002





Euros in billions
70
65
60
55
50
60.7*
+ 5
+ 3.7
+ 1
69.7
- 0.7
Jan. 02
Vodafone
TPSA
EON
FCF & other

(*) including a real estate transaction of 2.7bn euros

Most Group commitments met

Consolidated debt



Net debt: 69.7bn euros at end June

4 **Debt/EBITDA ratio of 5 at June 30, 2002**

- s **Based on a 12-month pro forma rolling average**

4 **Key features of net debt:**

- s **65% fixed-rate debt, 86% in euros**
- s **5.25% p.a. weighted average net debt cost in H1 2002**

4 **Target for end 2002:**

- s **Lower net debt/EBITDA ratio**
- s **Keep in line with covenants**

Debt has peaked

Off-balance sheet commitments



Euros in millions	Status/Due	Outstanding commitments after 2002
Vodafone put option	Paid H1	0
EON put option (net value)	Paid H1	0
Deutsche Telekom call option (net value)	Issued H1	0
CableCom (NTL) preferred stock	Paid H2	0
CCIC	Paid H2	0
Equant CVRs	2004	2.1
Kulczyk (TP SA) put option	>2003	2.3
Other	-	0.2
TOTAL outstanding commitments		4.6

The majority of commitments have been honored in 2002

Cash outlook for H2 2002

Available through syndicated credit lines





Euros in billions
14
12
10
8
6
4
2
0
-2
-4
7.15
-2
4
-2.2
6.95
June 02
Ccom, CCIC, dividends
Cash flow & planned asset sales*
Loans due
Year-end objective

(*) Cash impact of planned transactions

Ample funds for contingencies


france telecom



Conclusion

Michel Bon

Why we need a new financial set-up



- **Market trends stand in the way of the plan presented in March 2002**
  - The stock market downturn makes a number of planned asset disposals difficult or even impossible
  - Lower rating stands in the way of refinancing plans
- **France Telecom must actively organize refinancing**
  - We must prepare for payments due in 2003


france telecom



Presentation

to financial analysts

Half-year results 2002

September 13, 2002

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM



Date: September 16, 2002

By:
Name: Pierre Hilaire
Title: Senior Vice President Finance, France